PROXY SOLICITATION

To:	Shareholders of Restaurant Brands International Inc.

Re:	Shareholder resolution on human capital management

Date:	May 11, 2020

Contact:	Sarah Couturier-Tanoh, scouturier-tanoh@share.ca

May 11, 2020

To Restaurant Brands International Shareholders:

The Shareholder Association for Research & Education (“SHARE”) on behalf of the Atkinson Foundation is urging shareholders to WITHHOLD your vote on Item 1 for the election of Alexander Behring, Nominating and Corporate Governance Committee Chair at the Annual Meeting of Restaurant Brands International Inc. (“RBI”) on June 10, 2020.

I.	Summary of arguments

In 2019, the Atkinson Foundation filed a shareholder resolution asking the board of directors to report on the actions the company has taken to uphold decent work practices across its owned and franchised operations. The goal of the proposal was to allow investors access to adequate information on the company’s efforts to manage workforce-related risks and challenges. The proposal was supported by a majority of independent shareholders; it received approximately 65% of independent shareholders votes and approximately 25% of votes overall 3G Capital, the Brazilian hedge fund of which Mr. Behring is Managing Partner and Pershing Square control approximately 35% of the total voting power as of March 2020.1 However, the company has steadfastly ignored the vote and refused to implement the proposal, or to meaningfully engage with the shareholder proponents on the substance of the proposal.

The company’s failure to act on a widely supported shareholder resolution is an immediate concern for two reasons: (1) it indicates the company’s lack of respect for its independent shareholders; and (2) it does not facilitate communication or provide accountability to shareholders on an issue that is considered a material risk for the long-term value of the company.

II.	Arguments

A.	The board of directors failed to respond to a significant shareholder vote

Restaurant Brands International’s (“RBI”) failure to address a shareholder proposal that was supported by the majority of independent shareholders in a vote indicates a troubling disregard for shareholders’ concerns.

_____________________________

1 Restaurant Brands International. Notice of 2020 annual general meeting of shareholders and proxy statement. April 28, 2020

Although shareholder proposals are non-binding, it is a common practice for boards to adopt the changes requested when the proposal receives a significant number of shareholder votes. At a minimum, shareholders expect companies to respond with solutions that balance expressed shareholder concerns with other company interests.2 Since the vote, SHARE, on behalf of the Atkinson Foundation, has engaged the company on several occasions to discuss ways to implement the proposal. However, the company has made it clear that it has no intention to address the substance of the proposal.

As common stock owners, shareholders have the fundamental right to participate and vote on corporate governance matters that may influence the value or success of the company. Shareholders’ active ownership and voting rights encourage a greater alignment of interests within a company which ultimately leads to greater efficiency and increased financial returns.3 When a concern is widely shared by the majority of independent shareholders, it is expected that the company treats the vote with an adequate level of attention, consideration and respect.

Recently in a statement to the media outlet PressProgress, as part of a story on the company’s pandemic response – and widespread reports of franchisees demanding employees provide sick notes – RBI insisted that the proposal “was not supported by a majority of votes cast”4.

The company’s comment suggests that the votes of independent shareholders do not matter.

If this is the case, every shareholder proposal that does not fit management’s agenda is doomed to fail and shareholders’ ability to vote on proxy matters is hollow. RBI’s disregard of independent shareholders suggests that the board of directors is accountable only to its controlling shareholder – 3G Capital. Effectively, there is no independent oversight.

Regardless of the underlying human capital management issues at RBI, a situation so clearly lacking in independent accountability puts shareholder value at risk.

B.	The board of directors failed to provide information to investors on a material risk

The Proposal filed by the Atkinson Foundation in 2019 reflects current market expectations from investors to better understand how boards are engaged and exercising oversight in this space. Human capital is increasingly seen as a primary source of value for many public companies. A large body of research has demonstrated that thoughtful human capital management is associated with better firm-level performance and risk mitigation.5

At the same time, the absence of strong workforce management can put companies at risk – whether from health, safety and harassment issues, or a failure to attract, develop and retain talent. Jay Clayton, SEC Chairman recognizes that “the strength of our economy and many of our public companies is due, in significant and increasing part, to human capital, and for some of those companies human capital is a mission-critical asset”.6 As a result, demand for better corporate disclosure on human capital management is growing amongst investors and regulators.7

_____________________________

2 Brownstein, Andrew R; Kirman, Igor. Can a Board Say No When Shareholders Say Yes? Responding to Majority Vote Resolutions. The Business Lawyer, Vol. 60, n°1. Nov 2004. pp. 23-77

3 Dov Solomon. The Voice: The Minority Shareholder’s Perspective. Harvard Law School Forum on Corporate Governance, June 17, 201

4 PressProgress. Tim Hortons’ Parent Company Dismisses Calls From Shareholders For Stronger Health and Safety Policies. March 24, 2020. Available at: https://pressprogress.ca/tim-hortons-parent-company-dismisses-calls-from-shareholders-for-stronger-health-and-safety-policies/

5 Human capital Management Coalition. Petition to the SEC. July 6 2017

6 Chairman Jay Clayton. Remarks to the SEC Investor Advisory Committee. Public Statement, U.S. Securities and Exchange Commission. March 28, 2019. Available at: https://www.sec.gov/news/public-statement/clayton-remarks-investor-advisory-committee-032819#

7 Steve Klemash, Bridget M. Neill, and Jamie C. Smit. How and Why Human Capital Disclosures are Evolving. Harvard Law School Forum on Corporate Governance, November 15, 2019. Available at : https://corpgov.law.harvard.edu/2019/11/15/how-and-why-human-capital-disclosures-are-evolving/

On several occasions, RBI has faced public criticism for poor human capital management practices. For many years, media have reported incidents at RBI’s direct and franchised operations that have raised concerns about the quality of workforce management. For example, in 2018 Tim Hortons franchisees and the parent company got caught up in a very public spat regarding changes to the Employment Standards Act and increases to minimum wage in Ontario.8 Additionally, reports from Burger King and Tim Hortons employees in Canada and the US have complained of precarious on-call shift scheduling and unpaid overtime.9 These major backlashes have caught the public’s attention and have had a notable impact on the brand’s reputation.10

Most recently, RBI made the headlines in the middle of the Covid-19 pandemic. Tim Hortons received disapproving media coverage when it initially failed to take sufficient steps to protect employees and to limit the spread of the virus within its franchise operations11. An article from PressProgress revealed that some Tim Hortons restaurants required employees to provide doctors’ notes to benefit from unpaid sick leave, an undue practice given the current state of affairs.12 There were public calls for a boycott of the brand which even resulted in the creation of the hashtag #BoycottTimHortons.13 Although the company “clarified” its policy and issued updated directives to franchise operators, the reputational damage was already done.

Considering the risks and challenges facing RBI, it is critical for investors to access timely and adequate workforce-related information allowing them to conduct proper due diligence and make informed investment decisions. The company’s unjustified lack of transparency, despite shareholders concern, may indicate that it is underestimating and mismanaging workforce-relate risks.

Conclusion

Withholding a vote for the Chair of the Nominating and Corporate Governance Committee is a means of sending the board a clear message at this year’s shareholder meeting on June 10, 2020 that shareholders are dissatisfied with the board’s decision to not implement – or meaningfully consider – a proposal supported by a large majority of independent shareholders.

_____________________________

8 https://www.theglobeandmail.com/report-on-business/tim-hortons-calls-franchisees-cuts-to-breaks-and-benefits-reckless/article37513737/

9 Global News. Tim Hortons’ reputation plummets in new survey — why Canadians may be fed up. April 5, 2018. Available at: https://globalnews.ca/news/4124961/tim-hortons-brand-reputation-survey/

10 Ibid.

11 BNN Bloomberg. Company News Tim Hortons to provide $40M fund for staff affected by COVID-19. March 17, 2020. Available at: https://www.bnnbloomberg.ca/tim-hortons-to-provide-40m-fund-for-staff-affected-by-covid-19-1.1407732; March 14, 2020. Available at : https://www.thestar.com/news/canada/2020/03/14/tim-hortons-responds-to-backlash-over-sick-leave-policy-amid-covid-19-outbreak.html; Toronto.com. I expect you to show up’: Tim Hortons calls sick-leave note spotted in Alberta restaurant ‘unfortunate. March 25, 2020. Available at: https://www.toronto.com/news-story/9915385--i-expect-you-to-show-up-tim-hortons-calls-sick-leave-note-spotted-in-alberta-restaurant-unfortunate-/; The Star. Tim Hortons responds to backlash over sick-leave policy amid COVID-19 outbreak. HRReporter. Employers should stop asking for sick notes amid COVID-19: CMA. March 16, 2020. Available at: https://www.hrreporter.com/focus-areas/compensation-and-benefits/employers-should-stop-asking-for-sick-notes-amid-covid-19-cma/327519

12 PressProgress. Tim Hortons Workers Need Doctor’s Notes To Take Unpaid Sick Leave During Coronavirus Pandemic. March 13, 2020. Available at: https://pressprogress.ca/tim-hortons-workers-need-doctors-notes-to-take-unpaid-sick-leave-during-coronavirus-pandemic/

13 Colin Leggett. A Tim Hortons Boycott Is Trending Because Of The Company's Sick Day Policy During COVID-19. Narcity, March 16 2020. Available at : https://www.narcity.com/news/ca/tim-hortons-sick-policy-prompts-calls-for-a-boycott-on-twitter

Accountability is an essential component of corporate governance. And as former SEC Commissioner Luis. A. Aguilar said in 2015: “good corporate governance also reminds a company’s directors that they do not answer to management, but rather work for the true owners of the public corporation — the company’s shareholders”.14 And when shareholders fail to hold board members accountable for their behavior, an important link in the governance system is missing.15

For all of the above reasons, we believe that RBI’s lack of response to a widely supported shareholder resolution justifies a WITHHOLD vote for Alexander Behring, Nominating and Corporate Governance Committee Chair.

Please contact Sarah Couturier-Tanoh, Shareholder Engagement Analyst at s.couturier-tanoh@share.ca with any questions.

Sincerely,

Disclaimer

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; SHARE and the Atkinson Foundation are not able to vote your proxies, nor does this communication contemplate such an event. SHARE urges shareholders to withhold your vote on item 1 on the election of Alexander Behring, Chair of the Nominating and Corporate Governance Committee, following the instructions provided on management’s proxy mailing.

_____________________________

14 Commissioner Luis A. Aguilar, Statement at an Open Meeting on Pay Versus Performance Disclosures, Public Statement, April 29, 2015

15 Cynthia A. Montgomery and Rhonda Kaufman. The Board’s Missing Link. Harvard Business Review, March 2003